UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hoku Scientific, Inc.

File No. 000-51458 - CF#22745

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Hoku Scientific, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2008 and amended on October 31, 2008.

Based on representations by Hoku Scientific, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.82	through August 4, 2018
Exhibit 10.83	through September 4, 2018
Exhibit 10.84	through September 14, 2018
Exhibit 10.85	through October 24, 2018
Exhibit 10.86	through October 24, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief